[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 13, 2018

VIA EDGAR
Jay Williamson, Esq. and Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TCP Capital Corp.
Registration Statement on Form N-2
File Numbers 333-216716

Dear Mr. Williamson and Fox:

We are in receipt of oral comments provided by Mr. Williamson on June 1, 2018 to Michael K. Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP regarding TCP Capital Corp.’s (the “Company”) Post-Effective Amendment No. 5 (the “Amendment”) to its Registration Statement initially filed on Form N-2 on March 15, 2017 (collectively, the “Registration Statement”).  The Company has considered your comments and has authorized us to make on its behalf the responses discussed below.  The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Disclosure Comments

Comment 1:  The SEC re-issues Comment 2 to the Company’s letter dated May 22, 2018 with an additional clarification.  The Company’s December 31, 2017 balance sheet reflects approximately $1.6 billion in total assets and approximately $725 million of debt, of which approximately $83 million relates to SBA debentures.  Please briefly explain how you calculated the numbers reflected in the prior comment (copied below).

“Comment 2: On page two of the Amendment, you state “as of December 31, 2017, we had approximately $1,595.9 million in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $1,595.9 million, notwithstanding other limitations on our borrowings pursuant to our Leverage Program.”  Please confirm the accuracy of this statement in correspondence and provide calculations in support of the foregoing statement.

Jay Williamson
Jason Fox

Response 2:  The Company has revised the statements as follows: “as of December 31, 2017, we had approximately $1,595.9 million in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us.  Assuming none of the assets were financed using leverage, we would be permitted to borrow up to approximately $1,595.9 million, notwithstanding other limitations on our borrowings pursuant to our Leverage Program.””

Response 1:  The Company has decided to replace each instance of the referenced disclosure in the Registration Statement with, “As of December 31, 2017, our asset coverage was 234%,” which will be reflected in the Company’s filings pursuant to Rule 497 of the Securities Act of 1933.  The Company’s asset coverage was calculated as follows:

Total Assets as of 12/31/17	$1,629,422,368

Total Liabilities	758,694,242
Less: Debt and Accrued Interest (excluding SBIC debt)	652,000,595	(B)
Total Other Liabilities	106,693,647

Adjusted Asset Base	1,522,728,721	(A)

Asset Coverage	234%	= (A) / (B)

Comment 2: Regarding Comment 7 to the Company’s letter dated May 22, 2018 (copied below), briefly explain how the Operating Company’s interests were valued for purposes of the equity allocation to the General Partner.  In addition, please explain how much dilution the Holding Company experienced as a result.  Please explain why you believe this structure is consistent with the policy concern expressed in Big Apple Capital Corporation, SEC Staff No-Action Letter (May 6, 1982).

“Comment 7:  On pages 11 and 12 of the Amendment, the Company states “[t]hrough December 31, 2017, the incentive compensation initially was an equity allocation to the General Partner under the LPA. Effective January 1, 2018, the LPA was amended to remove the incentive compensation distribution provisions therein, and the incentive compensation became payable as a fee to our Advisor pursuant to the investment management agreements.”  Please explain precisely what the foregoing disclosure means.  If the Advisor receives equity instead of a fee payment, what is the rationale behind this structure and is it compliant with the 1940 Act?”

Jay Williamson
Jason Fox

Response 2:  Prior to the amendment to the LPA, the incentive compensation was “paid” by the Operating Company as a cash distribution to the General Partner pursuant to the terms of the LPA instead of an expense payment to the Advisor pursuant to the Company’s investment management agreement.  The dollar amount of incentive compensation payable was not affected by being paid by the Operating Company pursuant to the LPA instead of being paid pursuant to the investment management agreement because each of the LPA and the investment management agreement had the same incentive compensation computation.  The cash distribution to the General Partner did not involve any issuances of equity interests in the Operating Company to the General Partner.  Accordingly, the Company does not believe that this situation was at all comparable to Big Apple.  In Big Apple, the promoters received their shares for a nominal payment immediately prior to a proposed public offering at a significant premium, thereby diluting shareholders.  In this case, there was no dilution to the Company (or, indirectly, shareholders of the Company) as a result of the cash distribution because (i) no equity interests were issued and (ii) the dollar amount of incentive compensation “paid” by the Company was not affected by the form of payment.

Comment 3: On page 25 of the Amendment, you included disclosure stating that it will be an event of default under the SVCP 2022 Facility if any two of four persons cease to control the Advisor and are not replaced with individuals reasonably acceptable to the administrative agent and the required lenders within 60 days.  Please explain your basis for concluding that this provision is consistent with Section 15(a)(3) of the 1940 Act.

Response 3: Section 15(a)(3) of the 1940 Act provides that a registered investment company (and a business development company by application of Section 59 of the 1940 Act) may not enter into an investment advisory agreement which imposes a penalty if the agreement is terminated.  The Company does not believe the cited “key-man” provision in the SVCP 2022 Facility is an impermissible penalty provision prohibited by Section 15(a)(3) of the 1940 Act.  While the SEC has not, to the Company’s knowledge, had the opportunity to provide guidance as to the penalty term of Section 15(a)(3), the SEC has provided clear guidance as to the use of penalty provisions in the context of Section 206(2) of the Investment Advisers Act of 1940 (the “Advisers Act”).

First, the cited “key-man” provision is the product of arms-length negotiation between the Company and its lenders, and the inclusion of the provision enabled the Company to obtain favorable terms on the SVCP 2022 Facility.  Without the inclusion of the “key-man” provision, the Company believes that it would not have been able to enter into the SVCP 2022 Facility on terms that are as favorable to it, if at all. If the Company did not enter into the SVCP 2022 Facility, it would have had a material adverse effect on the Company’s liquidity and ability to fund new investments, its ability to make distributions to its stockholders and its ability to qualify as a RIC.

Further, the guidance provided under Section 206(2) of the Advisers Act confirms that the purpose of the prohibition on surrender charges in advisory contracts is the Commission’s belief that it would be inconsistent with the adviser’s fiduciary duty to its client to impose a penalty on the client for terminating the advisory relationship. Such a penalty would improperly impede the client from terminating a relationship that it has otherwise found to be unsatisfactory. In the no-action letters issued under Section 206(2) in this area, the Commission has found as problematic arrangements (i) that fail to return to the client prepaid advisory fees (see, National Regulatory Services, pub. avail. December 2, 1992), or (ii) that otherwise imposed termination charges on the client, (see, Stephenson & Co., pub. avail. December 29, 1980). The Commission has not found as problematic arrangements that do not impose an inhibition on a client terminating the advisory relationship, such as the requirement that a client pay upon termination fees for services already rendered (see, Bisys Fund Services, pub. avail. September 2, 1999).  However, unlike other instances, the agreement in question is between the Company and its lenders, and it was unanimously approved by the Company’s board of directors, including its independent directors.  The Advisor is not a party to the SVCP 2022 Facility.  In fact, the “key-man” provision was at the request of the lenders, for their benefit and not the benefit of the Advisor.  The “key-man” provision provides lenders with protection in the event that certain key individuals cease to control the Advisor to prevent a significant impact on the risk profile of the Company as a result of a change in the senior management of the Advisor.  Without this protection, the lender may charge a higher rate of interest, and might elect not to lend at all to the Company.  Accordingly, the Advisor is not, directly or indirectly, imposing a penalty on the Company for terminating the advisory relationship and the “key-man” provision was included in the SVCP 2022 Facility to reduce cost to the Company of the facility and does not implicate the concerns of the Commission in prohibiting penalty provisions.

Jay Williamson
Jason Fox

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.

cc:          Michael K. Hoffman, Esq.